UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

On February 25, 2025, Virax Biolabs Group Limited issued a press release announcing that the Company believes that its technology aligns with the United States Department of Health and Human Services' commitment to prioritizing transparency on vaccine efficacy. This initiative is essential for empowering the public with the information needed to make informed health decisions.

A copy of the press release dated February 25, 2025 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No	Description

99.1	Press release dated February 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	February 25, 2025	By:	/s/ James Foster
James Foster, Chief Executive Officer